Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Condensed Interim Financial Statements for the

Six months ended June 30, 2021

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the condensed interim unaudited financial statements for the six months ended June 30, 2021 and 2020 and the notes thereto, and the audited financial statements and notes thereto for the years ended December 31, 2020 and 2019. The condensed interim unaudited financial statements and the notes thereto for the six months ended June 30, 2021 and 2020 have not been reviewed by the Company’s auditors.

The condensed interim unaudited financial statements, including comparatives, have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s condensed interim unaudited financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

 The following information is prepared as at August 23, 2021.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements may include, among others, statements regarding future plans, costs, projections, objectives, economic performance, or the assumptions underlying any of the foregoing. In this MD&A, words such as “may”, “would”, “could”, “will”, “likely”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “hopeful”, “objective”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “optimistic” and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of significant risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements in this MD&A as the plans, assumptions, intentions, estimations, projections, expectations or factors upon which they are based might vary or might not occur. The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and are subject to change after such date. The Company undertakes no obligation to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Description of Business

The Company is a junior mineral exploration company.

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource prospects.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

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Effective June 15, 2021, the Company consolidated its capital stock on the basis of 5 pre-consolidation common shares to 1 post-consolidation common share. The Cusip number of the Company’s common shares is 88429G201. All the figures as to the number of common shares, stock options, warrants, prices of issued shares, exercise prices of stock options and warrants, as well as loss per share, in the Company’s unaudited financial statements and in this Management Discussion and Analysis are post-consolidation amounts and the prior year comparatives have been retroactively restated to present the post-consolidation amounts.

 In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ.X”, and in the USA, the Company's common shares trade on the OTC Pink tier of the OTC markets under the trading symbol “HHHEF”. The Company’s office is located at 303 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 3200 - 650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9. The Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778.

Pursuant to the policies of the Canadian Securities Exchange, the Company has been deemed to be inactive, and as a result, the Company’s current trading symbol is “JJJ.X”.

Results of Operations

For the six months ended June 30, 2021:

•	The Company’s operating expenses were $50,865 as compared to $62,211 for the corresponding period in 2020.
•	The Company recorded a net loss and comprehensive loss of $50,865 as compared to a net loss and comprehensive loss $62,211 during the corresponding period in 2020.
•	The basic and diluted loss per common share was $0.01 as compared to basic and diluted loss of $0.04 during the corresponding period in 2020.
•	The Company’s total assets were $44,689 as compared to total assets of $34,508 during the corresponding period in 2020 (December 31, 2020: $$40,573).
•	The Company’s total liabilities were $633,119_as compared to total liabilities of $1,267,502 during the corresponding period in 2020 (December 31, 2020: $1,337,235).
•	The Company had a working capital deficiency of $628,432 as compared to a working capital deficiency of $1,265,496 during the corresponding period in 2020 (December 31, 2020: working capital deficiency of $1,336,664).

The Company is presently not a party to any legal proceedings whatsoever.

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company issued 849,997 units of the Company to Jackpot at the price of $0.45 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.60 per share for a period of five years. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company issued 35,000 units of the Company at the price of $0.45 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.60 per share for a period of five years. During September 2018, Jackpot sold 160,000 units of 37 Capital to Kape Family Holdings Inc. (formerly JAMCO Capital Partners Inc.) (“Kape”), an arm’s length party, and during the nine months ended September 30, 2019 Jackpot sold 680,000 common shares of 37 Capital through the facilities of the Canadian Securities Exchange (CSE). As at December 31, 2020 Jackpot owned 9,997 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 689,997 share purchase warrants of the Company exercisable at $0.60 per share until November 2, 2022. Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot and the Company’s President and CEO, on January 25, 2021 the Company issued 2,957,406 common shares of the Company at a deemed price of $0.25 per common share (the “Debt Settlement Shares of the Company”). On January 25, 2021, Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired a total of 615,395 Debt Settlement Shares of the Company. As of the date of this MD&A, Jackpot owns 607,377 commons shares of the Company representing 13.51% of the Company’s issued and outstanding common shares, and the Company’s President & CEO owns directly and indirectly 614,039 common shares of the Company representing 13.66% of the Company’s issued and outstanding common shares. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

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At the Company’s Annual General Meeting, which was held on November 20, 2020, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Fred A.C. Tejada and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

Effective as of May 1, 2021, Fred A.C. Tejada has resigned from the Board of Directors of the Company, and effective as of May 25, 2021, Mr. Bedo H. Kalpakian has been appointed as a director of the Company.

During 2019 the Company had intended to issue up to 800,000 flow-through units of the Company at a price of $0.25 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company was able to raise only the amount of $20,000 which the Company intends to incur towards mineral exploration work expenditures in the Province of British Columbia during the Company’s 2021 fiscal year. As such, on January 15, 2021, the Company has issued 80,000 flow-through units of the Company. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period which expired on May 16, 2021.

Mineral Properties

1.  Extra High Claims

Previously the Company held a 33% interest in the Extra High Claims which are located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”).

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt Resources Inc. (“Colt”) whereby the Company has purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 is payable after eighteen months. Additionally, the Company is obligated to pay Colt a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000. As at the date of this MD&A, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares.

The Company withdrew from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totaling $ 51,920.64 to extend the expiry date of the Extra High Property until December 25, 2021.

The Extra High Property is subject to a 1.5% Net Smelter Returns Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

2. Ontario Mineral Leases (Lithium)

During the year ended December 31, 2008, the Company sold all of its Ontario Mineral Leases (Lithium). In the event that at a future date the Ontario Mineral Leases (Lithium) are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Mineral Leases (Lithium).

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 3. Acacia Property

On September 30, 2019, the Company entered into and has executed a Property Option Agreement with Eagle Plains Resources Inc. (“Eagle Plains”) in respect to the Acacia Property (the “Acacia Property Option Agreement”) whereby the Company has the right and option to acquire a 60% interest in the Acacia Property by issuing to Eagle Plains in stages a total of 60,000 common shares in the capital of the Company and by incurring a total amount of $2,500,000 in property related expenditures over a period of five years.

During November 2019, the Company issued 20,000 common shares in the capital of the Company to Eagle Plains at the deemed price of $0.375 per share which were subject to a hold period which expired on February 5, 2020.

On October 15, 2020, the Company entered into an Amendment Agreement to the Acacia Property Option Agreement with Eagle Plains whereby the Company a) shall issue to Eagle Plains 10,000 common shares in lieu of not having incurred the required $100,000 in property related expenditures during the 1st Anniversary of the Acacia Property Option Agreement, b) shall issue to Eagle Plains an additional 10,000 common shares in order to continue with the 2nd Period of the Acacia Property Option Agreement, and c) has made a firm commitment to incur a total amount of $200,000 in property related expenditures during the 2nd Period of the Acacia Property Option Agreement. All the other terms and conditions of the Acacia Property Option Agreement shall remain unchanged and shall be in full force and effect. Consequently, on October 16, 2020, the Company issued 20,000 common shares in the capital of the Company to Eagle Plains at the deemed price of $0.375 per share which were subject to a hold period which expired on February 17, 2021.

The Acacia Property covers an area of approximately 4,715 hectares and is located in the Adams Plateau area of British Columbia, about 60 kms northeast of Kamloops and 22 kms east of the town of Barriere.

Investment

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As at December 31, 2014, the Company assessed the fair value of its investment and recorded impairment of $799,999 on its investment due to nominal royalty payments received by the Company. As of the date of this MD&A, the Company does not expect to recover its investment in the Mexican gaming company.

Second Quarter (June 30, 2021)

•	The Company had a net loss and comprehensive loss of $30,952 or $0.00 per share as compared to a net loss and comprehensive loss of $40,326 or $ 0.03 per share per share during the same three month [second quarter] period ended June 30, 2020.
•	The Company’s Operating costs were $30,952 as compared to $40,326 for the same three month [second quarter] period ended June 30, 2020.

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Summary of Quarterly Results

	June 30,	March 31,	December 31,	September 30,
	2021	2021	2020	2020
For the Quarterly Periods ended:
Total Revenues	0	—	—	—
Net loss and comprehensive loss	(30,952)	(19,913)	(45,030)	(26,138)
Loss per share	(0.00)	(0.01)	(0.03)	(0.02)

	June 30,	March 31,	December 31,	September 30,
	2020	2020	2019	2019
For the Quarterly Periods ended:
Total Revenues	—	—	—	—
Net loss and comprehensive loss	(40,236)	(21,885)	(46,782)	(32,518)
Loss per share	(0.03)	(0.02)	(0.02)	(0.02)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities:

  The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth.

  There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

  Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

  Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

  The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose its investments in the Company’s interests in the Extra High Property and the Acacia Property.

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  The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances whatsoever that sufficient funding can be available for the Company to continue its operations uninterruptedly.

  In respect to the Company’s investment in the Mexican gaming company, there are no assurances whatsoever that in the future the Company can recover its investment.

  The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.

  In March 2020, the World Health Organization declared a global pandemic related to the coronavirus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread adverse financial impact globally, and the movement of people and goods has become restricted. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. As such, the Company may not be able to raise the required funds and may not be able to conduct exploration works on its mineral property interests in a timely manner. The impact on the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity thus creating further going concern uncertainty.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2021, the Company shall require at least $400,000 to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at June 30, 2021:

•	the Company’s total assets were $44,689 as compared to $34,508 for the corresponding period in 2020 (December 31, 2020: $40,573).
•	the Company’s total liabilities were $633,119 as compared to $1,267,502 for the corresponding period in 2020 (December 31, 2020: $1,337,235).
•	the Company had $3,685 in cash as compared to $407 in cash for the corresponding period in 2020 (December 31, 2020: $9).
•	the Company had GST/HST receivable in the amount of $1,002 as compared to $1,599 for corresponding period in 2020 (December 31, 2020: $562).

Shares for Debt Financing

Pursuant to debt settlement agreements dated December 11, 2020 totaling the amount of $739,351.50 between the Company and certain creditors, on January 25, 2021, the Company issued 2,957,406 common shares of the Company (the “Debt Settlement Shares of the Company”) at a deemed price of $0.25 per common share in settlement of debts totaling the amount of $739,351.50 to certain creditors, including to a related party and a director and officer of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

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 Private Placement Financing

There were no private placement financings during the year ended December 31, 2020 and 2019.

As at June 30, 2021, the Company issued 80,000 flow-through units of the Company. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period which expired on May 16, 2021.

Loan Payable

The Company had borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 was non-interest bearing, unsecured and was payable on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 415,697 common shares of the Company at a deemed price of $0.25 per shares in full settlement of the debt (the “Debt Settlement Shares of the Company”). The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

During May 2021, an arm’s length party has lent the Issuer the amount of $50,000. As of June 30, 2021, the loan is outstanding and has accrued interest in the amount of $452.05.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement financing totaling $45,000 and the Company refunded $35,000. As of December 31, 2020, the remaining $10,000 was still owing and was due on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 40,000 common shares of the Company at a deemed price of $0.25 per share in full settlement of the $10,000 refundable subscription (the “Debt Settlement Shares of the Company”). The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

 Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 25%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

As at June 30, 2021, the Company recorded interest expense of $15,000 (December 31, 2020 - $30,000). As of June 30, 2021, $250,000 of the convertible debentures are outstanding and are past due plus accrued interest of $194,589 (December 31, 2020 -$179,589). As of the date of this MD&A, the two convertible debentures are in default.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

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Pursuant to the financing, the Company made cash payments of $48,000 and issued 400 common shares of the Company and 667 agent warrants of the Company with fair value of $8,115 as finders’ fees. The agent warrants expired unexercised. The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest were converted into 122,145 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As at June 30, 2021, the Company recorded interest expense of $nil (December 31, 2020 - $15,000). Pursuant to debt settlement agreements dated December 11, 2020 with the Company and the two debenture holders, on January 25, 2021, the Company issued a total of 833,409 common shares of the Company to the two debenture holders in full settlement of debts totaling the amount of $208,352.20 (the “Debt Settlement Shares of the Company”). The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

Warrants

As at June 30, 2021, a total of 944,997 warrants with exercise prices ranging from $0.50 to $0.60 per warrant share were outstanding.

While there are no assurances whatsoever that warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Stock Options

As at June 30, 2021, there were no outstanding stock options (December 31, 2020 – Nil).

As of the date of this MD&A there are no outstanding stock options.

Significant Accounting Policies

The condensed interim financial statements for the six months ended June 30, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The condensed interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

The Significant Accounting Policies are detailed in Note 4 of the Company’s condensed interim financial statements for the six months ended June 30, 2021.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

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Related Party Transactions

The Company shares office space and certain employees with Jackpot, a company related by certain common key management personnel.

During April 2017, the Company together with Jackpot, a related company with common directors, entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement had a three-year term with a commencement date of August 1, 2017. The Company’s share of the office basic rent and operating costs was $28,800 plus applicable taxes per annum. In respect to the Office Lease Agreement, effective as of May 1, 2018, Jackpot and the Company entered into an amending agreement whereby the Company shall have no further responsibilities, obligations or commitments in respect to the Office Lease Agreement. Under the amending agreement, the Company is required to pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

The amounts due to related parties are unsecured, payable on demand which consist of the following:

	June 30, 2021	December 31, 2020
Advances from directors (interest at prime plus 1%)	$—	$153,291
Entities controlled by directors (non-interest-bearing)	18,900	155,645
	$18,900	$308,936

Included in convertible debentures and accrued interest is $444,589 (June 30, 2020 - $414,589) owing to the Chief Executive Officer and to a director of the Company.

During the six months period ended June 30, the following amounts were charged by related parties.

	2021	2020
Interest charged on amounts due to related parties	$70	$2,736
Rent charged by entities with common directors	6,000	6,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors	6,000	6,000
	$12,070	$14,736

Pursuant to Debt Settlement Agreements dated December 11, 2020 with Jackpot, Jake Kalpakian, Kalpakian Bros. and 30 Rock Management Inc. (“30 Rock”), a private company controlled by Jake Kalpakian, during January 2021 the Company issued 597,380 common shares of the Company to Jackpot; 83,979 common shares to Jake Kalpakian; 301,652 common shares to Kalpakian Bros. and 229,764 common shares of the Company to 30 Rock (collectively the “Debt Settlement Shares of the Company”). The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors.. As of the date of this MD&A, the Company is in default as the Company has not repaid to the two directors the Principal amount of $250,000 and the accrued interest.

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The Company had an agreement for office support services with Jackpot. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018. Effective as of May 1, 2018 the Company entered into a new agreement for office support services with Jackpot for a term of one year. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expired on April 30, 2019. On May 1, 2019, the Company and Jackpot renewed the office support services agreement, and as of the date of this MD&A, the agreement has been further renewed for a period of one year which expires on April 30, 2022. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

Jackpot is related to the Company by virtue of the fact that Jackpot has certain directors and officers who are also directors and officers of the Company.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, due to related parties, refundable subscription, loan payable and convertible debentures approximate their carrying values due to the short-term maturity of these instruments.

IFRS establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At June 30, 2021, the Company had cash of $3,685 (December 31, 2020 - $9) available to apply against short-term business requirements and current liabilities of $633,119 (December 31, 2020 - $1,337,235). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of June 30, 2021, two convertible debentures are in default, and are due on demand. Liquidity risk is assessed as high.

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(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at June 30, 2021, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s condensed interim financial statements as at June 30, 2021 and 2020.

Capital Stock

Authorized share capital:	Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at August 23, 2021	4,495,947	Nil	N/A	N/A
Warrants as at August 23, 2021	864,997 80,000	Nil	Cdn $0.60 Cdn $0.50	November 2, 2022 January 15, 2023
Fully Diluted as at August 23, 2021	5,440,944	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit. However, there are no assurances whatsoever that Management’s efforts shall succeed.

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